EXHIBIT 21


                           LIST OF SUBSIDIARIES


     The Partnership is a partner of Wright-Carlyle Partners, a general partnership which holds title to the Cedars-Sinai Medical Office Complex in Los Angeles, California. The developer of the property is a partner in the joint venture. Reference is made to the Notes for a description of the terms of the partnership agreement. The Partnership's interest in the foregoing joint venture partnership and the results of their operations are included in the Consolidated Financial Statements of the Partnership filed with this annual report.